信和置業有限公司
Sino Land Company Limited

RECEIVED
2004 AUG 17 A 11: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref.: SLC-EI/SC-2004/CS-0862

4 August, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

04036288

SUPPL

Dear Sirs,

Level One Sponsored ADR Progra
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the press announcement on legal proceedings published in the South China Morning Post on 4 August, 2004.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Eric Ip Sai Kwong
Company Secretary

PROCESSED
AUG 17 2004
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\SC\Letter-ADR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock code: 00083)

ANNOUNCEMENT

Reference is made to the Company's announcement dated 3rd July, 1998 in relation to the litigation regarding the acceptance of repudiation on the part of Hang Lung of the Agreement entered into between, inter alias, the Company and Hang Lung.

A judgment was handed down by the court on 2nd August, 2004. The judge found in favour of Hang Lung and the Company is now reviewing the Judgment with its legal advisers and is considering lodging an appeal. Accordingly, the financial impact relating to the litigation cannot be ascertained at this moment.

Further announcement will be made by the Company on any material progress and development of the aforesaid issues.

Reference is made to the announcement made by Sino Land Company Limited (the "Company") dated 3rd July, 1998 in relation to the litigation regarding the termination of the sale and purchase agreement (the "Agreement") entered into by, inter alias, the Company and Hang Lung Group Limited (formerly known as Hang Lung Development Company Limited) ("Hang Lung").

LITIGATION

On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited ("Mariner") entered into the Agreement with Hang Lung and Atlas Limited ("Atlas") in relation to the acquisition of a company which, through its wholly-owned subsidiary, owns a property in Yau Kom Tau, Tsuen Wan, New Territories which was being developed into a hotel. Pursuant to the Agreement, the total purchase consideration payable by Mariner was HK$1,070 million, in respect of which deposit and part payments in the total sum of HK$321 million had already been paid by Mariner.

The Agreement provided that the above acquisition was due for completion on 30th June, 1998. It was contended by the Company that Hang Lung and Atlas have acted in breach of their obligations under the Agreement, including the fundamental obligations of proving a good title to the property, developing a hotel on the property to meet the standards referred to in the Agreement, constructing the hotel in accordance with the Approved Plans (as defined in the Agreement) and procuring practical completion of the hotel in accordance with the Agreement. On legal and other relevant professional advice, the Company and Mariner therefore terminated the Agreement on 30th June, 1998. Litigation then commenced between the aforesaid parties.

JUDGE'S RULING

The parties agreed that the trial shall be limited to the issue of which party was in breach of the Agreement. The trial judge, the Honourable Mr. Justice Burrell, held in his judgment handed down on 2nd August, 2004 (the "Judgment") that Hang Lung was not in repudiatory breach of the Agreement and found in favour of Hang Lung. The Company is now reviewing the Judgment with its legal advisers and is considering lodging an appeal against the Judgment. Accordingly, the financial impact relating to the litigation cannot be ascertained at this moment.

Further announcement will be made by the Company on any material progress and development of the aforesaid issues.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Albert Yeung Pak Hin, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

By order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 3rd August, 2004